Exhibit 99.1

Canonic Announces Initiation of Cultivation and Breeding of
Cannabis Varieties with Unique Genomic Profiles for the Development of Medical Cannabis Products

This announcement follows successfully importing a collection of widely genetically diverse cannabis lines, establishing specialized R&D facilities, and receiving regulatory approval from the Israeli Medical Cannabis Agency (IMCA)

Rehovot, Israel – November 6, 2019 – Canonic, a wholly owned subsidiary of Evogene Ltd. (NASDAQ, TASE: EVGN) focused on the development of medical cannabis products, announces today the initiation of its cultivation and breeding program of cannabis varieties with unique genomic profiles for the development of medical cannabis products. The initiation of cannabis cultivation follows: (1) successfully importing widely genetically diverse cannabis lines originating from different territories, (2) establishment of cannabis dedicated R&D facilities, including greenhouses, a molecular lab and tissue culture rooms and (3) receipt of the required regulatory approvals from the Israeli Medical Cannabis Agency (IMCA).

Canonic achieved an important milestone with the import of a genetically diverse seed collection of cannabis lines originating from different territories. These seeds were specifically selected to be the foundation of Canonic’s advanced breeding program and product pipeline consisting of MetaYield - medical cannabis products with a stable increase of total plant active compounds, and Precise product line - medical cannabis with a stable increase of specific plant active compounds.

Canonic's R&D facilities, of which Canonic today announces the completion of their establishment, are among the largest in Israel and include molecular labs, tissue culture rooms and 22 thousand sq. ft. of controlled greenhouses, integrating the latest technologies for climate control, daylight control, fertilization and irrigation.  The company also established a quarantine greenhouse, which has allowed the initiation of cannabis cultivation immediately upon receiving imported cannabis seeds and provides improved flexibility and quality control.

The company has received the required regulatory approvals for both greenhouses and labs including Good Security Practice (GSP) approval and possession license for cannabis from the Israeli Medical Cannabis Agency (IMCA).

Canonic’s scientific approach for the development of cannabis products with unique genomic profiles is based on decoding the cannabis plant’s genome to overcome the current market challenges associated with these products. To achieve this goal, Canonic employs the use of Evogene’s unique technology developed over the past decade, the CPB platform, leveraging deep understanding of plant genomics, Big Data and artificial intelligence. The Company intends to use the genomic data of the new varieties imported to expand its genomic database and to be integrated in the CPB’s computational platforms in order to accelerate development efforts. For more information please see the updated company presentation at: https://www.canonicbio.com/news

Dr. Arnon Heyman, Canonic’s CEO stated: “We are excited to kick-off our cultivation and breeding program of cannabis varieties with unique genomic profiles for the development of state-of-the-art medical cannabis products. This achievement is in line with our 2019 milestones, outlined earlier this year, and will allow Canonic to accelerate its product development in the coming year with a focus on achieving unique cannabis varieties addressing specific medical needs. We look forward to update you as we continue to deliver our milestones on the journey to becoming a valuable player in the medical cannabis world”.

About Canonic:

Canonic is a subsidiary of Evogene (NASDAQ, TASE: EVGN), developing medical cannabis products through a Computational Predictive Biology (CPB) platform. The company’s products in development are aimed at improving active compounds yield, genetic stability and cannabis varieties for specific medical indications. The company’s strategy includes the development of cannabis varieties in order to commercialize medical cannabis products independently or through collaborations. Canonic has exclusive access to Evogene’s genomic assets and technology for the development of medical cannabis products. For more information, please visit: https://www.canonicbio.com/.

About Evogene Ltd.

Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company developing novel products for major life science markets through the use of a unique computational predictive biology (CPB) platform incorporating deep scientific understandings and advanced computational technologies. Today, this platform is utilized by the Company to discover and develop innovative products in the main following areas (via subsidiaries or divisions): ag-chemicals, ag-biologicals, seed traits, human microbiome based therapeutics and medical cannabis. Each subsidiary or division establishes its product pipeline and go-to-market, as demonstrated in their collaborations with world-leading companies such as BASF, Bayer, Corteva, and ICL. For more information, please visit www.evogene.com.

About Evogene’s Computational Predictive Biology (CPB) Platform

Evogene’s CPB platform has been designed for the in silico (computational) prediction and prioritization of genes, proteins, microbes and small molecules based on multiple attributes that will be key to successful development and commercialization of novel life-science based products.  Successfully addressing these multiple product attributes at the beginning of the discovery process, rather than one at a time during the development phase, is expected to reduce the time and cost of a program, but much more importantly, increase the probability of reaching a successful outcome. Furthermore, the CPB capabilities are also directed to optimization of products and product candidates, based on computational and experimental results.

Cautionary Statement About Forward-Looking Statements
This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and Canonic may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's or Canonic’s control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene and Canonic disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

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Contact:
Rivka Neufeld
Investor Relation and Public Relations Manager
E: IR@evogene.com
T: +972-8-931-1940

US Investor Relations:
Joseph Green
Edison Group
E: jgreen@edisongroup.com
T: +1 646-653-7030

Laine Yonker
Edison Group
E: lyonker@edisongroup.com
T: +1 646-653-7035